

Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:	**Analyst Inquiries:**	**Media Contact:**
Kathleen F. Nolen	Dresner Companies	Cleco Corporation
(318) 484-7687	Kristine Walczak	Michael Burns
Rodney J. Hamilton	(312) 726-3600	(318) 484-7663
(318) 484-7593		

For Immediate Release

Cleco Corp. Reports Third-Quarter Earnings of $0.48 per Share

PINEVILLE, La., Nov. 6, 2003 – Cleco Corp. (NYSE, PCX: CNL) today reported third quarter 2003 earnings of $0.48 per diluted share, down 35 percent from the $0.74 per share earned during the third quarter of 2002 due in part to expenditures for a project to strengthen Cleco Power's service reliability and lower results from a generating project. The Perryville power plant's earnings decreased after its tolling agreement counterparty, a Mirant Corp. subsidiary, filed for bankruptcy and rejected the tolling contract. Helping offset the earnings decline was a revised estimate of accruals for Cleco Power customer refunds.

For the nine months ended Sept. 30, 2003, the company reported a loss of $0.56 per diluted share, compared to earnings of $1.41 per share during the first nine months of 2002. The loss was primarily due to an asset-impairment charge of $1.76 per share recorded in the second quarter of 2003 to reflect the fair value of the company's Perryville wholesale generating project following the July 14, 2003, Mirant bankruptcy filing.

<u>Summary of Financial Results:</u>

In the tables below, the nine months ended Sept. 30, 2003, diluted earnings per share of Cleco Midstream Resources LLC (Cleco Midstream) and the total diluted earnings per share data that exclude the Perryville impairment charge are not measures defined under accounting principles generally accepted in the United States (GAAP). Management believes these numbers are useful to investors in understanding the results of operations of Cleco Midstream and Perryville Energy Partners, LLC (Perryville) because they illustrate operational results at Cleco Midstream and Perryville absent the impact of the impairment charge. The Cleco Midstream and Perryville non-GAAP earnings data presented below are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the attached Schedule I. The total earnings non-GAAP data are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the tables below.

Subsidiary	Diluted Earnings per Share Three Months Ended Sept. 30,	
	2003	2002
Cleco Power LLC	$0.28	$0.40
Cleco Midstream Resources LLC	0.23	0.36
Corporate and Other	(0.03)	(0.02)
Earnings applicable to common stock	**$0.48**	**$0.74**

Subsidiary	Diluted Earnings per Share Nine Months Ended Sept. 30,	
	2003	2002
Cleco Power LLC	$0.96	$1.03
Cleco Midstream Resources LLC (excluding impairment charge)	0.37	0.43
Corporate and Other	(0.13)	(0.05)
Earnings excluding impairment charge	**$1.20**	**$1.41**
Perryville impairment charge	(1.76)	--
Earnings applicable to common stock	**($0.56)**	**$1.41**

Results for Third Quarter 2003:

Major Reconciling Items for Third-Quarter EPS 2003 vs. 2002*:

$0.74	**2002 Third-Quarter Diluted EPS**
0.01	Higher Cleco Power nonfuel revenue
0.10	Revised estimate of Cleco Power customer refund accruals
0.03	Lower losses from Cleco Power energy trading
(0.22)	Higher Cleco Power expenses, primarily operations and maintenance
(0.02)	Higher Cleco Power depreciation and other expenses
(0.02)	Higher Cleco Power effective income tax rate
(0.01)	Lower contribution from Evangeline generating project
(0.12)	Lower contribution from Perryville generating project
(0.01)	Higher corporate interest expense
$0.48	**2003 Third-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power's 2003 third-quarter earnings were $0.12 per share lower than in the third of quarter 2002.

Overall nonfuel revenue increased by $0.14 per share in the quarter-to-quarter comparison. The increase included an approximate $0.01 per share rise in nonfuel revenue from sales to customers. Weather during the quarter was both cooler than normal and cooler than weather in the third quarter of 2002, but customer growth supported a 1 percent increase in kilowatt-hour sales. Approximately $0.03 per share of the revenue increase was due to lower losses from energy trading. The remaining $0.10 of the nonfuel revenue increase reflects the revised estimate of accruals for customer refunds based on actual third-quarter results.

Nonfuel operating expenses were approximately $0.22 per share more than in the third quarter of 2002, most of which was due to higher operations and maintenance expenses associated with Cleco Power's reliability enhancement initiative, Tropical Storm Bill restoration efforts and higher capacity payments. Additionally, depreciation and other expenses were up $0.02 per share compared to the third quarter of 2002 primarily because of additions to utility plant and increased charitable contributions for emergency assistance. Lastly, Cleco Power's higher effective income tax rate reduced earnings about $0.02 per share compared to third quarter 2002.

Cleco Midstream Resources LLC

Cleco Midstream earned $0.13 per share less than in the third quarter of 2002. The difference is mainly due to a $0.12 per share lower contribution from the Perryville generating project for the quarter. Perryville's lower results followed the bankrutpcy of Mirant and its subsidiaries, one of which was the project's tolling agreement counterparty, and the termination of the tolling agreement. The third-quarter drop in Perryville's earnings was due to both lower revenues and reserves taken to reflect potentially uncollectible revenues. Additionally, the Evangeline project contributed $0.01 per share less than in third quarter 2002 due to lower dispatch of the units by the project's tolling counterparty.

Other

Corporate interest expense increased by $0.01 per share in third quarter 2003 compared to third quarter 2002 due to the issuance of $100 million of senior notes in April 2003.

Results for Nine Months Ended Sept. 30, 2003:

Major Reconciling Items for Nine Months Ended Sept. 30 EPS 2003 vs. 2002*:

$1.41	**Nine Months Ended Sept. 30, 2002, Diluted EPS**
0.15	Higher Cleco Power nonfuel revenue, net of customer refund accrual
(0.22)	Higher Cleco Power nonfuel expenses, primarily operations and maintenance
0.10	Higher contribution from Acadia generating project
(0.12)	Lower contribution from Evangeline generating project
(0.01)	Lower contribution from Perryville generating project, excluding impairment charge (lower contribution of $1.77 including impairment charge)
(0.07)	Lower Cleco Midstream trading contribution
0.04	Lower Cleco Midstream administrative expenses
(0.08)	Higher corporate interest, administrative and legal expenses
$1.20	**Nine Months Ended Sept. 30, 2003, Diluted EPS excluding impairment charge**
(1.76)	Asset-impairment charge for the Perryville generating project
($0.56)	**Nine Months Ended Sept. 30, 2003, Diluted EPS**

* Please see the Summary of Financial Results tables on page 2 which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP and the attached Schedule I, which reconciles the Cleco Midstream and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power LLC

For the nine months ended Sept. 30, 2003, Cleco Power recorded earnings $0.07 per share lower than during the same period of 2002.

Nonfuel revenue increased by $0.15 per share versus the first nine months of 2002. Of that increase, approximately $0.06 per share was due to higher nonfuel revenue from customers, net of reserves for customer refunds, primarily attributable to cooler winter weather in the first quarter of 2003 and customer growth. Transmission and other miscellaneous revenue rose about $0.06 per share, largely due to transmission revenue from the Acadia project and revenue recognized from Cleco Power's marketing and trading affiliate as a result of the second-quarter settlement of trading issues with the Federal Energy Regulatory Commission (FERC). Approximately $0.03 per share of the difference was due to higher margins from energy trading.

Expenses during the first nine months of 2003 were about $0.22 per share higher than during the same period in 2002. Substantially all of that increase was due to higher operations and maintenance expenses associated with Cleco Power's reliability enhancement initiative, Tropical Storm Bill restoration efforts and higher capacity payments.

Cleco Midstream Resources LLC

Please see the attached Schedule I, which reconciles the Cleco Midstream and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream posted a loss of $1.39 per share for the first nine months of 2003, compared to earnings of $0.43 per share in the same 2002 period. The loss included the $1.76 per share asset-impairment charge associated with the Perryville plant recorded in the second quarter of 2003. Excluding the impairment charge, Cleco Midstream earnings would have been $0.37 per share for the first nine months of 2003.

Earnings from Acadia increased $0.10 per share during the first nine months of 2003, primarily because the project began commercial operation in mid-2002. Evangeline's earnings contribution was down $0.12 per share for the period, largely due to design changes of certain combustion turbine parts and a reassessment of the useful life of the facility's combustion turbine parts. Excluding the second quarter 2003 impairment charge, earnings from Perryville were down $0.01 per share from 2002, primarily because the facility only began operation in mid-2002. Perryville's results for the first nine months of 2003 included lower tolling revenues as well as $0.18 per share of reserves taken to reflect potentially uncollectible Mirant receivables booked prior to the termination of the Perryville tolling agreement on or about Sept. 15, 2003.

Period-to-period comparisons showed Cleco Midstream's administrative and development expenses were $0.04 per share lower mainly due to decreased marketing and project development activities. Contributions from Cleco Midstream trading margins were $0.07 per share lower primarily due to discontinuation of speculative trading activities and the costs of the July 2003 FERC settlement.

Other

Corporate and other expenses increased by $0.08 per share over the same period of 2002. This rise in expenses was primarily due to increased interest costs as well as higher legal and consulting expenses associated with the FERC and Louisiana Public Service Commission investigations of certain trading and fuel issues.

2003 Update:

Cleco President and CEO David Eppler said, "Cleco Power's reliability initiative shows our commitment to maintaining highly reliable electric service." Our efforts have already resulted in a 7 percent improvement in reliability statistics since year-end 2002.

"We continue our efforts to complete the sale of Perryville to Entergy," Eppler said, "but we still cannot be certain when, or if, the sale will be completed or what the terms of any sale might include. In the meantime, we have contracted with a third-party energy manager to market the project's power, and we continue to work with our Perryville lenders, who remain supportive of our efforts to sell the asset. Additionally, we've begun taking the necessary steps to file the appropriate claims against Mirant in the bankruptcy process; however, we cannot be certain what, if any, consideration will be received from Mirant or when any such consideration will be received."

Eppler said, "We believe our guidance for 2003 earnings of $1.25 to $1.35, excluding Perryville impairment charges (or a loss of $0.51 to $0.41 including the $1.76 impairment charge), is achievable." (Please see the attached Schedule I, which reconciles targeted 2003 non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.)

"We're not going to update earnings guidance for 2004 until we complete our budgeting cycle and until we have a better understanding of the impact Perryville's operations and/or sale may have during the upcoming year," Eppler said.

Cleco management will discuss the company's 2003 third-quarter results during a conference call scheduled for 11 a.m. EST (10 a.m. CST) Friday, Nov. 7, 2003. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the Company's website at www.cleco.com, by selecting "Investor Relations", then "Investor Relations/Webcasts" and "Cleco Corporation Third Quarter Earnings Conference Call." A reconciliation of non-GAAP financial information to GAAP measures will also be listed on the Company's website as described above at the time of the webcast.

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc,*
> *Cleco Marketing & Trading LLC.)*

Cleco Corp. is a regional energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves 260,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

Schedule I
Reconciliation of Midstream and Perryville Non-GAAP Earnings Data to Their Most Comparable Financial
Measure Calculated and Presented in Accordance with GAAP

	Comparison of Diluted Earnings per Share For the Nine Months Ended Sept. 30,		
	2003	**2002**	**Variance**
Cleco Midstream Resources LLC	($1.39)	$0.43	($1.82)
Add: Perryville impairment charge	$1.76	--	$1.76
Cleco Midstream Resources LLC (excluding impairment charge)	$0.37	$0.43	($0.06)
Perryville Energy Partners, LLC	($1.63)	$0.14	($1.77)
Add: Perryville impairment charge	$1.76	--	$1.76
Perryville Energy Partners, LLC (excluding impairment charge)	$0.13	$0.14	($0.01)

	Expected Earnings per Share 12 Months Ended 12/31/2003
2003 Annual expected EPS	($0.51) – ($0.41)
Add: Second quarter 2003 Perryville impairment charge	$1.76
2003 Annual expected EPS (excluding impairment charge)	$1.25 – $1.35

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

Three months ended September 30,	2003	2002
Operating revenue		
Electric operations	$ 208,947	$ 172,680
Tolling operations	36,332	40,772
Energy trading, net	(198)	(2,789)
Energy operations	15,594	5,163
Other operations	8,104	7,865
Gross operating revenue	268,779	223,691
Electric customer credits	7,849	-
Total operating revenue	276,628	223,691
Operating expenses		
Fuel used for electric generation	51,616	49,237
Power purchased for utility customers	82,007	45,091
Purchases for energy operations	14,330	4,150
Other operations	30,824	22,528
Maintenance	21,992	8,339
Depreciation	17,602	17,757
Taxes other than income taxes	10,073	10,199
Total operating expenses	228,444	157,301
Operating income	48,184	66,390
Interest income	504	587
Allowance for other funds used during construction	486	446
Equity income from investees	8,318	6,780
Other expense, net	(850)	(773)
Income before interest charges	56,642	73,430
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	17,962	16,749
Allowance for borrowed funds used during construction	(266)	(248)
Total interest charges	17,696	16,501
Net income before income taxes, and preferred dividends	38,946	56,929
Federal and state income taxes	15,143	20,069
Net income before preferred dividends	23,803	36,860
Preferred dividends requirements, net	461	468
Net income applicable to common stock	$ 23,342	$ 36,392

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

Three months ended September 30,	2003	2002
Average shares of common stock outstanding		
Basic	**47,239,652**	47,033,832
Diluted	**49,579,857**	49,498,965
Basic earnings per share		
Net income applicable to common stock	**$ 0.49**	$ 0.77
Diluted earnings per share		
Net income applicable to common stock	**$ 0.48**	$ 0.74
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

Nine months ended September 30,	2003	2002
Operating revenue		
Electric operations	$ **519,080**	$ 435,965
Tolling operations	**88,140**	66,266
Energy trading, net	**(470)**	1,011
Energy operations	**53,608**	20,776
Other operations	**23,317**	25,067
Gross operating revenue	**683,675**	549,085
Electric customer credits	**(1,562)**	(1,575)
Total operating revenue	**682,113**	547,510
Operating expenses		
Fuel used for electric generation	**121,111**	105,802
Power purchased for utility customers	**182,433**	114,932
Purchases for energy operations	**50,223**	17,374
Other operations	**74,208**	65,691
Maintenance	**42,227**	27,103
Depreciation	**59,879**	48,401
Impairment of long-lived assets	**134,772**	-
Taxes other than income taxes	**29,775**	30,018
Total operating expenses	**694,628**	409,321
Operating income (loss)	**(12,515)**	138,189
Interest income	**1,903**	1,114
Allowance for other funds used during construction	**2,113**	1,368
Equity income from investees	**23,902**	8,140
Other expense, net	**(3,995)**	(1,300)
Income before interest charges	**11,408**	147,511
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**54,158**	41,798
Allowance for borrowed funds used during construction	**(623)**	(717)
Total interest charges	**53,535**	41,081
Net income (loss) before income taxes and preferred dividends	**(42,127)**	106,430
Federal and state income taxes (benefit) expense	**(17,342)**	37,735
Net income (loss) before preferred dividends	**(24,785)**	68,695
Preferred dividends requirements, net	**1,395**	1,405
Net income (loss) applicable to common stock	$ **(26,180)**	$ 67,290

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

Nine months ended September 30,	2003	2002
Average shares of common stock outstanding		
Basic	**47,169,527**	46,008,615
Diluted	**47,169,527**	48,567,264
Basic earnings per share		
Net income (loss) applicable to common stock	**$ (0.56)**	$ 1.46
Diluted earnings per share		
Net income (loss) applicable to common stock	**$ (0.56)**	$ 1.41
Cash dividends paid per share of common stock	**$ 0.675**	$ 0.670

CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	Sept. 30, 2003	Sept. 30, 2002
Assets		
Current Assets		
Cash and cash equivalents	$ 67,071	$ 20,876
Accounts receivable, net	83,600	118,192
Other current assets	87,775	71,745
Total Current Assets	238,446	210,813
Property, plant & equipment, net	1,426,899	1,550,778
Equity investment in investee	269,387	276,572
Prepayments, deferred charges and other	234,334	198,686
Total Assets	$2,169,066	$2,236,849
Liabilities		
Current Liabilities		
Short-term debt	$ 215,620	$ 257,960
Accounts payable	69,963	102,685
Other current liabilities	86,137	72,430
Total Current Liabilities	371,720	433,075
Deferred credits and other liabilities	368,797	323,612
Long-term debt, net	903,458	890,038
Total Liabilities	1,643,975	1,646,725
Shareholders' Equity		
Preferred stock	18,527	17,099
Common stock	509,383	573,205
Other comprehensive income	(2,819)	(180)
Total Shareholders' Equity	525,091	590,124
Total Liabilities and Equity	$2,169,066	$2,236,849

###

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the impact of Mirant's bankruptcy and the rejection of the tolling agreement on any sale or restructuring of the Perryville plant and Perryville's debt, the financial condition of the Company's other tolling agreement counterparties, the performance of the tolling agreements by the counterparties, the possible restructuring of the tolling agreements, and the other risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.